UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Adverum Biotechnologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00773U108

(CUSIP Number)

Versant Ventures IV, LLC

Max Eisenberg

One Sansome Street, Suite 1650

San Francisco, California 94104

(415) 801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773U108	SCHEDULE 13D

1	Names of Reporting Persons Versant Ventures IV, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 500,387 shares of Common Stock (2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 500,387 shares of Common Stock (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,387 shares of Common Stock (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.4% (3)
14	Type of Reporting Person (See Instructions) OO

(1)

This Schedule 13D is filed by VVM (as defined in Item 2(a) of the Original Schedule 13D), VVC IV (as defined in Item 2(a) of the Original Schedule 13D), VSF IV (as defined in Item 2(a) of the Original Schedule 13G) and VV IV (as defined in Item 2(a) of the Original Schedule 13D and together with VVM, VVC IV and VSF IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes (i) 497,253 shares held by VVC IV and (ii) 3,134 shares held by VSF IV. VV IV is the sole general partner of each of VVC IV and VSF IV. VV IV may be deemed to share voting, investment and dispositive power with respect to the shares held by each of VVC IV and VSF IV.

(3)

The percentages used herein are calculated based upon 20,756,787 shares of Common Stock (as defined in the Original Schedule 13D) issued and outstanding as of April 22, 2024 as set forth in the Issuer’s Definitive Proxy Statement as filed with the Securities and Exchange Commission on May 2, 2024 (the “Proxy Statement”).

CUSIP No. 00773U108	SCHEDULE 13D

1	Names of Reporting Persons Versant Venture Capital IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 497,253 shares of Common Stock (2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 497,253 shares of Common Stock (2)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 497,253 shares of Common Stock (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 2.4% (3)
14	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by VVC IV. VV IV is the sole general partner of VVC IV. VV IV may be deemed to share voting, investment and dispositive power with respect to the shares held by VVC IV.
(3)	The percentages used herein are calculated based upon 20,756,787 million shares of Common Stock issued and outstanding as of April 22, 2024 as set forth in the Proxy Statement.

CUSIP No. 00773U108	SCHEDULE 13D

1	Names of Reporting Persons Versant Side Fund IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,134 shares of Common Stock (2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,134 shares of Common Stock (2)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,134 shares of Common Stock (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 0.0% (3)
14	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	These shares are held by VSF IV. VV IV is the sole general partner of VSF IV. VV IV may be deemed to share voting, investment and dispositive power with respect to the shares held by VSF IV.
(3)	The percentages used herein are calculated based upon 20,756,787 million shares of Common Stock issued and outstanding as of April 22, 2024 as set forth in the Proxy Statement.

CUSIP No. 00773U108	SCHEDULE 13D

1	Names of Reporting Persons Versant Venture Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,434 shares of Common Stock
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,434 shares of Common Stock
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,434 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 0.0% (2)
14	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	The percentages used herein are calculated based upon 20,756,787 million shares of Common Stock issued and outstanding as of April 22, 2024 as set forth in the Proxy Statement.

SCHEDULE 13D

Explanatory Note:

This Amendment No 2. (“Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “Commission”) on May 18, 2016 as amended by Amendment No. 1 filed with the Commission on December 23, 2020 (collectively, the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer:

This Amendment relates to the Common Stock, par value $0.0001 per share, of Adverum Biotechnologies, Inc. The address of the principal executive offices of the Issuer is 100 Cardinal Way, Redwood City, CA 94063.

Item 2. Identity and Background

(b) The business address for each of the Reporting Persons is:

c/o Versant Ventures

One Sansome, Street Suite 1650

San Francisco, CA 94104

Item 5. Interest in Securities of the Issuer

This information reported below is based upon 20,756,787 million shares of Common Stock issued and outstanding as of April 22, 2024 as set forth in the Proxy Statement. This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and a 1-for-10 reverse stock split of the Issuer’s Common Stock effective as of March 21, 2024. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(e) The Reporting Persons ceased to be, in the aggregate, the beneficial owners of more than five percent of the Issuer’s Common Stock on March 21, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2024

Versant Ventures IV, LLC

By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Title:	Chief Operating Officer

Versant Venture Capital IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Title:	Chief Operating Officer

Versant Side Fund IV, L.P.

By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Title:	Chief Operating Officer

Versant Venture Management, LLC

By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Title:	Chief Operating Officer